UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News Release

For immediate release

•	Dissidents Propose Contradictory and Ill-Conceived Strategy for Creo

•	Dissidents’Vague Proposals Demonstrate A Dangerous Lack Of Understanding Of Creo’s Business|X| Dissidents’ Proposed Management And Slate of Director Nominees Have No Experience Relevant To Creo’s Business

Vancouver, BC, CANADA (January 18, 2005) – The board of directors of Creo Inc. (TSX: CRE; NASDAQ: CREO), announced today that it is reviewing a dissident proxy circular filed late yesterday with Canadian securities regulators by a small group of dissident shareholders, primarily Goodwood Inc. and Burton Capital Management, LLC.

Based upon its initial review, the board believes that the dissidents have put forward a highly speculative and risky proposal for the future of Creo, which is based on a number of selective omissions, misconstrued facts and distortions. The board reaffirms its recommendation that shareholders vote in favor of the Creo slate of director nominees at the annual and special meeting of shareholders scheduled for February 10, 2005. Shareholders should use the BLUE form of proxy (bearing the Creo logo) and discard any proxy received from the dissidents. The board believes that the dissidents’ proposed “change of direction” would lead to a reversal of Creo’s many achievements, including its increased revenues and profitability. The dissidents’ proposal represents an ill-conceived and high-risk approach that would not only jeopardize the future of Creo, without offering any compensation to shareholders, but is also likely to destroy Creo’s reputation as a world leader in its business. The misguided strategy presented in the dissidents’ circular, if implemented, would likely result in immediate and long-lasting damage to shareholder value.

While the board intends to issue a comprehensive analysis of the dissidents’ circular shortly, it believes that several of the assertions made by the dissidents are misleading and deserve immediate attention:

DISSIDENT ASSERTION: Creo needs to “refocus” its business.

FACT: Creo’s prepress and imaging solutions businesses – which the dissidents themselves define as “core” – currently generate over 98 percent of Creo’s revenues and are the focus of 95 percent of the company’s research and development (“R&D”) efforts. Furthermore, all of Creo’s businesses are regularly evaluated on their own performance metrics.

The contradictory proposals from the dissidents contend that Creo should reduce the number of products offered while simultaneously increasing the breadth of prepress solutions “for all segments of the market.” The dissidents further demonstrate their lack of understanding of the company’s products and customers when they erroneously contend that Creo is limited to “one type of customer and technology”.

DISSIDENT ASSERTION: Creo can increase revenue and market share by “refocusing” and “realigning the sales force” and reducing prices.

FACT: Creo’s salespeople are completely focused on the company’s core business. Like most of its competitors, Creo relies mainly on direct sales channels in the major economies of the world and uses indirect channels in most other regions and for lower cost and lower volume products. The resulting mix is an effective distribution method for Creo’s computer-to-plate solutions as it allows the company’s specifically trained sales force to sell the competitive differentiation of its products. Creo believes its current mix of direct and indirect sales channels is the right combination to meet its customers’ existing needs and, in anticipation of future market and sales trends, is working to build additional partnerships and indirect channel representation around the world. Furthermore, the dissidents’ claim that reducing prices will increase market share reflects their poor understanding of the dynamics of Creo’s marketplace and the capital equipment business in general. Arbitrary price reductions would likely prompt the competition to follow suit and would result in reduced profit margins and no gain of market share.

DISSIDENT ASSERTION: Creo needs to “rethink the digital media strategy” and “minimize future capital expenditures by focusing on alternative growth strategies”.

FACT: Since launching its digital plate strategy in the fall of 2003, Creo has transformed its business to become a complete prepress systems provider and is now, after little over a year, the world’s fourth largest digital plate vendor. In fiscal 2004, the company’s new digital plate business generated an annualized revenue run rate of nearly US$65 million by the end of its first year and grew Creo’s consumables revenue by 62 percent, with more than half of the consumables revenue and all of the consumables revenue growth coming from plates. The dissidents’ suggestion that an alternative approach is needed, including the possibility of entering into “joint ventures with larger and established digital plate makers,” demonstrates the dissidents’ fundamental misconceptions about the importance of Creo’s current digital plate strategy to its continued profit goals and the dynamics of the digital plate market.

DISSIDENT ASSERTION: Creo can simultaneously reduce R&D expenditures and sales costs, while expanding its sales and continuing to meet the needs of its customers.

FACT: These are mutually exclusive and contradictory proposals that underscore the dissidents’ lack of knowledge about Creo’s products and customers. The dissidents’ proposal to abruptly reduce R&D to six to eight percent means the elimination of close to 50 percent of Creo’s R&D programs. The board believes such a reduction will result immediately in a loss of customer loyalty and sales people. This would likely trigger a downward spiral in market share, prices and profitability and would drive the need for further cuts which would not make up for the reduction in profit.

The company’s current business plan is the optimal approach for achieving Creo’s sustainable growth objectives and enhancing shareholder value without sacrificing either short- or long-term profitability and growth targets. Creo’s management team has outlined a plan to reduce its R&D expenses as a percentage of revenue in a controlled manner – to lower than 12 percent in 2005 and nine percent over the next two years – as the company’s needs for consumables R&D fall in line with industry norms.

DISSIDENT ASSERTION: The dissidents’ proposed slate of director nominees and management candidates are the right leadership team for Creo.

FACT: The highly touted, “wide-ranging” business career of Robert Burton, Sr., the dissidents’ proposed chairman and CEO, includes no experience in managing high-technology or capital equipment companies such as Creo. Moreover the dissidents have not identified any senior managers with relevant experience managing high-technology or capital equipment companies.

With respect to the dissidents’ proposed slate of director nominees, their combined lack of relevant experience, qualifications and credentials further reinforces the board’s deep scepticism about the nominees’ ability to direct the management of the company and create the value the dissidents claim they can deliver for Creo shareholders.

CONCLUSION: For all of these reasons and others, the board believes that the dissidents’ proposed “change of direction” would lead to a reversal of Creo’s many hard-won achievements, including the recent transformation of its business and its resulting increased revenues and profitability. The dissidents’ proposal represents little more than an ill-conceived and high-risk gamble that puts the future of Creo at risk without offering any compensation to shareholders.

Vote FOR Creo’s Slate of Director Nominees

The board of directors of Creo recommends that shareholders:

•	carefully review the Creo management proxy circular;

•	vote FOR Creo's slate of director nominees using the BLUE form of proxy included with the Creo circular; and

•	discard any proxy materials they receive from the dissidents.

Shareholders with questions or requiring assistance in voting their BLUE form of proxy can contact the firm assisting Creo in the solicitation of proxies – Georgeson Shareholder at +1-877-288-9604.

The complete Creo management proxy circular and other related materials, including statements from customers in support of the current management and board, can be accessed at www.creo.com/shareholdervalue.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers. Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 F. +1.604.437.9891 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 F. +1.604.437.9891 IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance,
Chief Financial Officer and Chief Operating Officer

Date: January 18, 2005